Value Line Mutual Funds
220 East 42nd Street
New York, NY 10017
212-907-1850

                                                                                                                                                                                               April  21 , 2011

Ms. Michelle Roberts
U.S. Securities and Exchange Commission
Washington, DC  20549

Re:  Value Line Centurion Fund, Inc.
                               File Nos. 2-86337    811-03835
                                             Value Line Strategic Asset Management Trust
File Nos. 33-16245  811-5276

Dear Ms. Roberts:

In response to your comments on the recent filing by the registrants (each, a “Fund”) noted above, the following changes will be made to the Prospectus and Statement of Additional Information of each Fund and filed pursuant to Rule 497(c) of the Securities Act of 1933.

1.	The words “the value of” will be inserted before the words “your investment” in the parenthetical above the Annual Expense table on page 2 of the Centurion Fund prospectus.

2.	The words “before April 30, 2012” will be inserted after the word “terminated” in the footnote to the table on page 2.

3.	The words “and then” in the third line under “Example” on page 2 will be deleted and replaced with the words “whether on not you”.

4.	The paragraph in bold under “How to buy and sell shares” will be copied to the section in the Summary captioned “Purchase and sale of Fund shares”.

5.
A section will be added to the Prospectus regarding proportional voting by GIAC and stating that as a result, a small number of contractowners may have a disproportionate impact on the outcome of a shareholder vote.

6.	On the back cover, disclosure will be added indicating that shareholder inquiries may be made by contacting GIAC at the address and telephone number listed.

7.	This is to confirm that neither Fund relied on Rule 15a-4 under the Investment Company Act of 1940.

8.	Web page references (if any) will contain operable electronic links to the page where the information appears.

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Each registrant understands that it is responsible for the adequacy and accuracy of the disclosure in the filing that is the subject of this letter and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that these responses adequately address your comments.  Should you have any further questions or comments, please do not hesitate to contact me at 212-907-1850.

Very truly yours,

Peter D. Lowenstein
Legal Counsel